VF 3-12-02

02019681

[UNITE]D STATES
[SECURITIES AND EX]CHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 51365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.2001 (MM/DD/YY) AND ENDING 12.31.2001 (MM/DD/YY)

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2002 WASH. D.C. 143

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WINDRIVER CAPITAL LLC (CRD# 46284)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6322 SOUTH 3000 EAST, SUITE 340
(No. and Street)

SALT LAKE CITY (City) UT (State) 84121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE BATES 801.733.7600 / 801.232.2229
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANTYLA, MCREYNOLDS & ASSOCIATES, CPA'S
(Name — *if individual, state last, first, middle name*)

5872 SOUTH 900 EAST, SUITE 250 SLC, UT 84121
(Address) (City) (State) Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays ...

OATH OR AFFIRMATION

I, STEVEN A. BATES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINDRIVER CAPITAL LLC, as of 12.31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

— NA —

— NA —

— NA —

JAMES A. ARROWSMITH
NOTARY PUBLIC • STATE OF UTAH
2262 GAMBEL OAK DRIVE
SANDY, UT. 84092
COMM. EXP. 07-23-2005

[signature]
Signature

Managing Member
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINDRIVER CAPITAL, L.L.C.

Independent Auditors' Report
and
Financial Statements

December 31, 2001

WINDRIVER CAPITAL, L.L.C.

Table of Contents

OTHER INFORMATION

Mantyla MCREYNOLDS LLC

CPA[SM]

The CPA. Never Underestimate The Value.[SM]

Board of Directors and Members
WindRiver Capital, L.L.C.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of WindRiver Capital, L.L.C.. as of December 31, 2001, and the related statements of members' equity, income, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WindRiver Capital, L.L.C. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MANTYLA MCREYNOLDS

February 15, 2002
Salt Lake City, Utah

5872 South 900 East, Suite 250 • Salt Lake City, Utah 84121 • (801) 269-1818 • Fax (801) 266-3481

WINDRIVER CAPITAL, L.L.C.
Statement of Financial Condition
December 31, 2001

ASSETS	
Current Assets	
Cash and cash equivalents - note A	$ 316,142
Total Current Assets	316,142
Office furniture and fixtures - note B	
Office furniture & fixtures	31,426
Accumulated depreciation	(11,818)
Net Office furniture and fixtures	19,608
TOTAL ASSETS	$ 335,750
LIABILITIES AND MEMBERS' EQUITY	
Equity	
Members' Equity	$ 335,750
TOTAL MEMBERS' EQUITY	335,750
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 335,750

See accompanying notes to financial statements

WINDRIVER CAPITAL, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended December 31, 2001

	Total Members' Equity
Balance - December 31, 2000	$173,136
Net income for the year ended 12/31/01	$162,614
Balance - December 31, 2001	$335,750

See accompanying notes to financial statements

WINDRIVER CAPITAL, L.L.C.
Statement of Income
For the Year Ended December 31, 2001

Revenues	$	230,003
Operating Expenses		(74,612)
Operating Income	$	155,391
Other Income - Interest		7,223
Net Income	$	162,614

See accompanying notes to financial statements

WINDRIVER CAPITAL, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flows From Operating Activities		
Net income	$	162,614
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		7,570
Net Cash Provided by Operating Activities		170,184
Cash Flows For Investing Activities		
Purchased office furniture		574
Net Cash Used for Investing Activities		(574)
Cash Flows For Financing Activities		
Distributions to Members		0
Net Cash Used for Financing Activities		0
Net Increase in Cash		169,610
Beginning Cash Balance		146,532
Ending Cash Balance	$	316,142

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for Interest	$	-0-
Cash paid during the year for income taxes	$	-0-

See accompanying notes to financial statements

WINDRIVER CAPITAL, L.L.C.
Notes to Financial Statements
December 31, 2001

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

WindRiver Capital, L.L.C. offers services to raise money and capital for companies, and to give advice related to mergers and acquistions. The Company was established under the laws of the State of Utah in October 1998. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD].

The company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principals (GAAP.)

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash is comprised of cash on deposit in the bank.

Office Furniture and Fixtures

Office furniture and fixtures are stated at cost. Depreciation is provided by using modified accelerated cost recovery system [MACRS] based upon the various classes of assets as provided for in the Internal Revenue Code. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company is treated as a partnership for income tax purposes. Consequently, income taxes are not payable by, or provided for, in the Company's earnings. Members are taxed individually based on their ownership in the Company.

WINDRIVER CAPITAL, L.L.C.
Notes to Financial Statements
December 31, 2001

Concentration of Risk

The Company maintains cash balances at a financial institution located in the Salt Lake City area. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company had cash of $316,142, as of December 31, 2001 in this financial institution, which is in excess of the FDIC insured limits.

NOTE B Office Furniture and Fixtures

Office furniture and fixtures (net of depreciation) are summarized as follows:

Conference tables	$ 6,910
Logo - Intangible	1,500
Office furniture	22,028
Fixtures	988
Accumulated depreciation	(11,818)
	$ 19,608

Depreciation expense was $7,270 and amortization expense was $300, for the year ended December 31, 2001.

NOTE C Legal Settlement

In 2000, WindRiver Capital was part of legal proceedings against Display Ad Nevada (G. Michael Singh), for breach of contract, fraud and misrepresentation. The claim was settled out of court.

Scheduled payments for the settlement to WindRiver Capital, LLC are:

	17-Oct-00	$ 25,000
	31-Jan-01	187,500
	30-Apr-01	187,500
Total		$ 400,000

The Company received the October 17, 2000 payment for $25, 000. However, management is doubtful that any more payments will be received, therefore, no receivable has been recorded.

SUPPORTING SCHEDULES

Our audit has been made primarily for the purpose of performing an audit on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair representation of the financial condition, changes in stockholders' equity, and income in conformity with U.S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD].

WindRiver Capital, LLC
Computation of Net Capital
December 31, 2001

Total members' equity from balance sheet	$	335,750
Less: Members' equity not allowable for net capital		-0-
Add: Subordinated liabilities		-0-
Total net capital and allowable subordinated liabilities		335,750
Less: Non-allowable assets		19,608
Net capital before haircuts on securities		316,142
Less: Haircuts on securities		-0-
Net Capital	$	316,142

See auditors' report on supplementary information

WINDRIVER CAPITAL, L.L.C.
Report of Reconciliation with Focus Filing
For the Year Ended December 31, 2001

Reconciliation of Assets and Liabilities

Total assets per audited statements	$	335,750
Audit disclosed change in net assets		-0-
Total assets per report filed with the NASD for the year ended December 31, 2001	$	335,750
Total liabilities and members' equity per audited statements	$	335,750
Change in market value adjustments		-0-
Difference in net income for year		-0-
Total liabilities and stockholders' equity per report filed with the NASD for the year ended December 31, 2001	$	335,750

Reconciliation of Net Capital

Computation of net capital per audited statements	$	335,750
Audit disclosed difference in non-allowable assets		-0-
Audit disclosed difference in net income		-0-
Audit disclosed difference in market value adjustments		-0-
Audit disclosed difference in haircuts on securities		-0-
Net capital per report filed with NASD for the year ended December 31, 2001	$	335,750

See auditors' report on supplementary information

Auditors' Report on Material Inadequacies
For the Year Ended December 31, 2001

Board of Directors and Members
WindRiver Capital, L.L.C.
Salt Lake City, Utah

We have audited the financial statements of WindRiver Capital, L.L.C. as of and for the period ended December 31, 2001, and have issued our report thereon dated February 15, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of WindRiver Capital, L.L.C. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of WindRiver Capital, L.L.C. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness or inadequacy.

This report is intended solely for the use of management and the NASD and should not be used for any other purpose.

MANTYLA MCREYNOLDS